UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

Explanatory note
          This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Exhibit 99.1: U.S. Distribution Agreement, dated as of November 22, 2006, between Deutsche Bank AG and Deutsche Bank Securities Inc., relating to Debt Securities (Global Notes, Series A) (also incorporated as Exhibit 1.1(a) to Registration Statement No. 333-137902 of Deutsche Bank AG).
Exhibit 99.2: U.S. Distribution Agreement, dated as of November 22, 2006, between Deutsche Bank AG and Deutsche Bank Trust Company Americas, relating to Debt Securities (Global Notes, Series A) (also incorporated as Exhibit 1.1(b) to Registration Statement No. 333-137902 of Deutsche Bank AG).
Exhibit 99.3: Form of Senior Debt Security (Fixed Rate Registered Senior Note) of Deutsche Bank AG (also incorporated as Exhibit 4.8(a) to Registration Statement No. 333-137902 of Deutsche Bank AG).
Exhibit 99.4: Form of Senior Debt Security (Floating Rate Registered Senior Note) of Deutsche Bank AG (also incorporated as Exhibit 4.8(b) to Registration Statement No. 333-137902 of Deutsche Bank AG).
Forward-looking statements contain risks
          This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: November 27, 2006
	By:	/s/ Hans-Dirk Krekeler

	Name:	Hans-Dirk Krekeler
	Title:	General Counsel to the Management Board

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Deputy General Counsel to the Management Board